Robert W. Phillips Direct Dial (650) 463-3051 Robert.Phillips@lw.com	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

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File No. 042243-0082

October 28, 2010

VIA EDGAR and FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	Martin James, Acting Assistant Director

Louis Rambo, Attorney

Daniel Morris, Special Counsel

Re:	Spansion Inc.

Registration Statement on Form S-1 (Registration No. 333-169471)

Ladies and Gentlemen:

On behalf of Spansion Inc. (the “Company” or “Spansion”), we are filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2010 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes six copies of Amendment No. 1, three of which have been marked to show changes from the filing of the Registration Statement.

Below please find the Company’s response to the comment received by facsimile on October 14, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the comment from your letter and the Company’s response thereto.

Exhibits

1.	Please resolve all comments regarding your request for confidential treatment and file the remaining exhibits before requesting acceleration of the effective date of the registration statement.

Response: In response to the Staff’s comment, the Company has submitted under separate cover the Company’s responses to the above-referenced comments to the Company’s request for confidential treatment. In addition, the Company has filed the remaining exhibits to the Registration Statement as requested.

*****

October 28, 2010

We hope that this response and revisions to the Registration Statement are helpful in your continued review of the Registration Statement. Please do not hesitate to contact me at (650) 463-3051 or Tad Freese at (650) 463-3060, or either of us by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips

of Latham & Watkins LLP

Enclosures

cc:	John H. Kispert, Spansion Inc.

Nancy Richardson, Spansion Inc.

Laurie Webb, Spansion Inc.

Tad J. Freese, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP